                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                   TUBOSCOPE VETCO INTERNATIONAL CORPORATION
                              (Name of the Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                  898 600 101
                                (CUSIP Number)

                                 L. E. Simmons
                           6600 Texas Commerce Tower
                             Houston, Texas  77002
                                 (713) 227-7888
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 24, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]


                              Page 1 of 15 Pages
                           Exhibit Index on Page 13

CUSIP No. 898 600 101                13D                      Page 2 of 15 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SCF-III, L.P.

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

- --------------------------------------------------------------------------------
  NUMBER               7     SOLE VOTING POWER
    OF
  SHARES                                 6,733,000
BENEFICIALLY              ------------------------
  OWNED                8    SHARED VOTING POWER
   BY                               None
  EACH                    ------------------------
 REPORTING
  PERSON               9   SOLE DISPOSITIVE POWER
   WITH
                                         6,733,000
                          ------------------------
                      10  SHARED DISPOSITIVE POWER
                          None

- --------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,733,000

- --------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.5%

- --------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
       PN
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                      Page 3 of 15 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SCF-II, L.P.

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

- --------------------------------------------------------------------------------
  NUMBER               7     SOLE VOTING POWER
    OF
  SHARES                            6,733,000
BENEFICIALLY              ------------------------
  OWNED                8    SHARED VOTING POWER
    BY                              None
   EACH                   ------------------------
 REPORTING
  PERSON               9   SOLE DISPOSITIVE POWER
   WITH
                                    6,733,000
                          ------------------------
                      10  SHARED DISPOSITIVE POWER
                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,733,000

- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]

- --------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.5%

- --------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
       PN
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                      Page 4 of 15 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               D.O.S. Partners, L.P.

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

- --------------------------------------------------------------------------------
  NUMBER                7      SOLE VOTING POWER
    OF
  SHARES                             5,366,417
BENEFICIALLY               -------------------------
  OWNED                 8     SHARED VOTING POWER
   BY                                None
  EACH                     -------------------------
REPORTING
 PERSON                 9   SOLE DISPOSITIVE POWER
  WITH
                                     5,366,417
                           -------------------------
                       10  SHARED DISPOSITIVE POWER
                                     None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,366,417
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.1%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
       PN
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                      Page 5 of 15 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SCF Partners, L.P.

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

- --------------------------------------------------------------------------------
  NUMBER                7      SOLE VOTING POWER
    OF
  SHARES                             5,366,417
BENEFICIALLY               -------------------------
  OWNED                 8     SHARED VOTING POWER
   BY                                None
  EACH                     -------------------------
 REPORTING
  PERSON                9   SOLE DISPOSITIVE POWER
   WITH
                                     5,366,417
                           -------------------------
                       10  SHARED DISPOSITIVE POWER
                                     None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,366,417
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.1%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
       PN
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                      Page 6 of 15 Pages
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               L.E. Simmons & Associates, Incorporated

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

- --------------------------------------------------------------------------------
  NUMBER               7     SOLE VOTING POWER
    OF
  SHARES                            12,099,417
BENEFICIALLY              ------------------------
  OWNED                8    SHARED VOTING POWER
   BY
  EACH                    ------------------------
 REPORTING             9   SOLE DISPOSITIVE POWER
  PERSON
   WITH                             12,099,417
                          ------------------------
                      10  SHARED DISPOSITIVE POWER
                                    None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,099,417
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       27.8%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
       IA
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                      Page 7 of 15 Pages
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               L.E. Simmons

- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]

- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Texas
- --------------------------------------------------------------------------------
  NUMBER               7      SOLE VOTING POWER
   OF
  SHARES                             12,099,417
BENEFICIALLY              --------------------------
  OWNED                8     SHARED VOTING POWER
   BY                                None
  EACH                    --------------------------
 REPORTING
  PERSON               9    SOLE DISPOSITIVE POWER
   WITH
                                     12,099,417
                          --------------------------
                      10   SHARED DISPOSITIVE POWER
                                     None
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,099,417
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES              [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       27.8%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
       IN
- --------------------------------------------------------------------------------

CUSIP No. 898 600 101                13D                     Page 8 of 15 Pages

ITEM 1. SECURITY AND THE ISSUER.

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Tuboscope Vetco International Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, TX 77051.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), SCF Partners, L.P. ("SCF Partners"). L.E. Simmons & Associates, Incoporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends and restates the statement on Schedule 13D filed by SCF-III, SCF-II, L.E. Simmons & Associates, L.E. Simmons and D.O.S. Ltd. This Amendment deletes D.O.S. Ltd. as a reporting person because D.O.S. Ltd. was merged out of existence as a part of the merger described below. In addition, this Amendment adds D.O.S. Partners and SCF Partners each of which is affiliated with L.E. Simmons & Associates as more fully described below, to the reporting persons because D.O.S. Partners became a stockholder of the Issuer upon consummation of the merger.

     SCF-III is a limited partnership organized under the laws of the State of Delaware. SCF-III's principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. The address of the principal business and principal office of SCF-III is 6600 Texas Commerce Tower, Houston, TX 77002.

     SCF-II is a limited partnership organized under the laws of the State of Delaware and is the sole general partner of SCF-III. SCF-II's principal business is to serve as the general partner of investment limited partnerships. As general partner of such limited partnerships (including SCF-III), SCF-II identifies potential investment opportunities, assists such limited partnerships in acquiring investments, monitors and then periodically reports on the investments, identifies and seeks to implement strategies to enhance or protect the value of the investments, and assists in the liquidation, sale or exchange of the investments when such is deemed appropriate. SCF-II has the same business address and principal office as SCF-III.

     D.O.S. Partners is a limited partnership organized under the laws of the state of Delaware. D.O.S. Partners' principal business is to invest in the capital stock and other securities of entities engaged in the oil field service and equipment industry (including new corporations or other entities formed to purchase the assets of existing businesses). The limited partners of this limited partnership are U.S. and foreign institutional investors, including certain tax exempt entities. D.O.S. Partners has the same business address and principal office as SCF-III.

     SCF Partners is a limited partnership organized under the laws of the State of Delaware and is the sole general partner of D.O.S. Partners. SCF Partners' principal business is to serve as the general partner of investment limited partnerships. As general partner of such limited partnerships (including D.O.S. Partners), SCF Partners identifies potential investment opportunities, assists such limited partnerships in acquiring investments, monitors and then periodically reports on the investments, identifies and seeks to implement strategies to enhance or protect the value of the investments, and assists in the liquidation, sale or exchange of the investments when such is deemed appropriate. SCF Partners has the same business address and principal office as SCF-III.

     L.E. Simmons & Associates is a corporation formed under the laws of the State of Delaware and is the sole general partner of SCF-II and SCF Partners and has the same business address and principal office as SCF-III. The principal business of L.E. Simmons & Associates is investments and providing investment advisory services. The sole director of L.E. Simmons & Associates is L.E. Simmons, who is also its President and sole stockholder. Mr. Simmons is a citizen of the United States and his business address and principal office is the same as SCF-III. Mr. Simmons' principal business is financial consulting.

CUSIP No. 898 600 101                13D                      Page 9 of 15 Pages

     The name, business address, citizenship, present principal occupation or employment of each executive officer of L.E. Simmons & Associates are set forth on Schedule A hereto. Except as set forth above there are no other (i) director of L.E. Simmons & Associates, (ii) executive officers of L.E. Simmons & Associates, (iii) persons who control L.E. Simmons & Associates or (iv) executive officers or directors of any corporation or other person that is ultimately in control of L.E. Simmons & Associates.

     During the past five years, none of the foregoing parties or the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the foregoing parties or the persons listed on Schedule A is, and during the last five years none of such parties or the persons listed on Schedule A has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     SCF-III has purchased 4,200,000 shares of Common Stock and warrants to purchase 2,533,000 shares of Common Stock of the Issuer (the "Securities") for aggregate consideration of $31,000,000 pursuant to a Subscription Agreement dated as of January 3, 1996 with the Issuer (the "Subscription Agreement"). The warrants have an exercise price of $10.00 per share and expire on December 31, 2000. SCF-III obtained such consideration from its limited partners in the form of capital contributions. A copy of the Subscription Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

     D.O.S. Partners has acquired beneficial ownership of its shares of Common Stock through the conversion of 11,553,106 shares of its Common Stock of D.O.S. Ltd. into 5,366,417 shares of Common Stock pursuant to the merger of D.O.S. Ltd., Grow Acquisition Limited, a wholly-owned subsidiary of the Issuer ("Sub"), and the Issuer (the "Merger"). The Merger was consummated on April 24, 1996 pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 among the Issuer, Sub and D.O.S. Ltd. (the "Merger Agreement"). The Merger was consummated on April 24, 1996 in accordance with the Merger Agreement and D.O.S. Ltd. is being liquidated.

ITEM 4.  PURPOSE OF TRANSACTION.

     The acquisition by SCF-III of the Securities was made for investment purposes in conjunction with the Merger. D.O.S. Partners, a limited partnership, of which the general partner is SCF Partners L.P. owned 11,553,106 shares of common stock of D.O.S. Ltd., or approximately 32% of the outstanding shares of D.O.S. Ltd. common stock. A copy of the Merger Agreement is attached as Exhibit 1 and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, that (i) each outstanding share of D.O.S. Ltd. Common Stock converts into .4645 shares of Common Stock of the Issuer or approximately an aggregate of 16,671,945 shares of Common Stock of the Issuer,
(ii) the directors of the Issuer immediately after the Merger are Martin Reid, Eric Mattson, L.E. Simmons, John Lauletta, J.S. Dickson Leach, Jerome R. Baier (with one vacancy to be filled at a later date), (iii) the officers of the Issuer immediately after the Merger are L.E. Simmons, Chairman, John Lauletta, President and Chief Executive Officer, Joseph Winkler, Chief Financial Officer, and such other individuals with such positions as indicated in the Proxy Statement, and (iv) the number of authorized shares of authorized Common Stock was increased to 60,000,000.

     SCF-III and D.O.S. Partners intend to review their respective investments in the Common Stock and, in the case of SCF-III, warrants on a continuing basis and, depending upon the price of, and other market conditions relating to, the Securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to SCF-III and D.O.S. Partners, general stock market and economic conditions, tax considerations and other factors deemed relevant, SCF-III or D.O.S. Partners may decide to increase or decrease the size of its investment in the Issuer.

CUSIP No. 898 600 101                13D                     Page 10 of 15 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Based upon information set forth in the Issuer's Annual Report on Form 10-K for 1995 (the "Form 10-K") and the Issuer's proxy statement dated March 25, 1996 (the "Proxy Statement") in connection with stockholder approval of the Merger and certain other matters, each as filed with the Securities and Exchange Commission, approximately 40,932,000 shares of the Issuer's Common Stock are considered issued and outstanding as of April 24, 1996. Pursuant to the Form 10-K, 18,560,075 shares of Common Stock were issued and outstanding as of March 5, 1996. Pursuant to the Proxy Statement, approximately 16,671,945 shares of Common Stock will be issued in exchange for all of the outstanding shares of Common Stock of D.O.S. Ltd. pursuant to the terms of the Merger Agreement. In addition, the Issuer issued an aggregate of 5,700,000 shares of Common Stock to SCF-III and a shareholder of the Issuer pursuant to transactions that were consummated on April 24, 1996 in conjunction with the consummation of the Merger.

     SCF-III may be deemed to beneficially own 6,733,000 shares of Common Stock based on its direct ownership of 4,200,000 shares of Common Stock and warrants to purchase 2,533,000 shares of Common Stock pursuant to the Subscription Agreement. The Securities beneficially owned by SCF-III may be deemed to be beneficially owned by SCF-II, L.E. Simmons & Associates and L.E. Simmons. Such 6,733,000 shares beneficially owned would constitute 15.5% of the outstanding Common Stock of the Issuer taking into account the shares issued in connection with the Merger and certain related transactions.

     SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to own 6,733,000 shares of Common Stock, constituting 15.5% of the Common Stock outstanding as of April 24, 1996.

     The shares of Common Stock owned by D.O.S. Partners may be deemed to be beneficially owned by SCF Partners, L.E. Simmons & Associates and L.E. Simmons. Such 5,366,417 shares of Common Stock constitute approximately 13.1% of the total issued and outstanding shares of Common Stock at April 24, 1996, taking into account the shares issued in connection with the Merger and certain related transactions. Of such shares, 315,400 shares are being held in escrow pending distribution pursuant to the terms of the Merger Agreement.

     D.O.S. Partners beneficially owns 5,366,417 shares of Common Stock, constituting 13.1% of the outstanding Common Stock of the Issuer based on its ownership of such Common Stock. SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners, it may be deemed to beneficially own all of the securities of the Issuer beneficially owned by D.O.S. Partners. As a result, it may be deemed to own 5,366,417 shares of Common Stock constituting 13.1% of the Common Stock outstanding at April 24, 1996.

     L.E. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-II and SCF Partners, it may be deemed to beneficially own all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to own 12,099,417 shares of common stock, constituting 27.8% of the Common Stock outstanding as of April 24, 1996. L.E. Simmons does not directly own any securities of the Issuer, but, because Mr. Simmons is the sole shareholder of L.E. Simmons & Associates, he may be deemed to beneficially own all of the securities of the Issuer owned by L.E. Simmons & Associates Incorporated. As a result, Mr. Simmons may be deemed to beneficially own 12,099,417 shares of Common Stock, constituting 27.8% of the Common Stock outstanding at April 24, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Merger Agreement, SCF-III and D.O.S. Partners have entered into a Registration Rights Agreement (the "Registration Rights Agreement") among the Issuer, SCF-III, D.O.S. Partners, Panmell (Holdings) Ltd., Actinium Holding Corporation and Kadoorie McAulay International Ltd. pursuant to which SCF-III and D.O.S. Partners have the right, subject to certain restrictions, to demand registration of their shares of Common Stock by and

CUSIP No. 898 600 101                13D                     Page 11 of 15 Pages

at the expense of the Issuer on one occasion and will also be entitled to "piggy back" registration rights, subject to certain restrictions, in offerings initiated by the Issuer. The form of Registration Rights Agreement is attached as Exhibit B to the Merger Agreement which is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

     In connection with SCF-III's entering into the Subscription Agreement, D.O.S. Ltd. agreed to pay SCF-III a fee of $1.9 million upon the consummation of the Merger and the transactions contemplated by the Subscription Agreement. D.O.S. Ltd. also retained L.E. Simmons & Associates as one of its financial advisors in connection with the Merger. Upon consummation of the Merger, L.E. Simmons & Associates received a fee of $2.0 million. Such fees received by L.E. Simmons & Associates will be credited against management fees owed by the limited partners of SCF-III to SCF-II, the general partner of SCF-III.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Merger dated as of January 3, 1996 among Tuboscope Vetco International Corporation, Grow Acquisition Limited and D.O.S. Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16,
1996).

     2. Subscription Agreement dated as of January 3, 1996 between Tuboscope Vetco International Corporation and SCF-III, L.P. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tuboscope Vetco International Corporation on January 16, 1996).

     3. Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S. Partners, L.P., SCF Partners, L.P., L.E. Simmons & Associates, Incorporated and L.E. Simmons.

CUSIP No. 898 600 101                13D                     Page 12 of 15 Pages


Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1996
                               SCF-III, L.P.

                               By:  SCF-II, L.P.

                                   By:  L.E. Simmons & Associates, Incorporated
                                       By:   /s/  L. E. Simmons
                                           ---------------------
                                           L.E. Simmons, President

                               SCF-II, L.P.

                               By:  L.E. Simmons & Associates, Incorporated

                                   By:   /s/  L. E. Simmons
                                      ---------------------
                                      L.E. Simmons, President

                               D.O.S. PARTNERS, L.P.

                               By:  SCF Partners, L.P.

                               By:  L.E. Simmons & Associates, Incorporated

                                   By: /s/  L. E. Simmons
                                      -------------------------------
                                      L.E. Simmons, President

                               SCF PARTNERS, L.P.

                               By:  L.E. Simmons & Associates, Incorporated

                                   By: /s/  L. E. Simmons
                                     -------------------------------
                                     L.E. Simmons, President


                               L. E. SIMMONS & ASSOCIATES, INCORPORATED

                               By:   /s/  L. E. Simmons
                                  ---------------------
                                   L.E. Simmons, President

                                     /s/  L. E. Simmons
                                  ---------------------
                                   L.E. Simmons

CUSIP No. 898 600 101                13D                     Page 13 of 15 Pages

                                 EXHIBIT INDEX

Exhibit
- -------

  1. Agreement and Plan of Merger dated as of January 3, 1996 among Tuboscope Vetco International Corporation, Grow Acquisition Limited and D.O.S. Ltd.

  2. Subscription Agreement dated as of January 3, 1996 between Tuboscope Vetco International Corporation and SCF-III, L.P.

  3.           Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., L.E.
               Simmons & Associates, Incorporated and L. E. Simmons.